United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Colin Webster

January 11, 2008

Re:	Manaris Corporation Amendment No. 2 to Form SB-2 Filed December 11, 2007 File No. 333-146841

Ladies and Gentlemen:

The following responses address the comments of the SEC Staff (the “Staff”) as set forth in its letter dated December 21, 2007 (the “Comment Letter”) relating to the Registration Statement Amendment No. 2 on Form SB-2 (the “Registration Statement”) of Manaris Corporation (“Manaris” or the "Company"). On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1. We have considered your response to prior comment number one and are unable to concur with your conclusion. In this regard, we note that:

•
Based on your response, the company is registering nearly 85% of the shares held by non-affiliates; and Imperium Master Fund Ltd., the selling shareholder registering the majority of these shares (approximately 80% of the offered shares), has held these shares for less than four months;

As a result, the offering does not appear to be a valid secondary offering meeting the requirements under Rule 415(a)(l)(i). Instead, ii appears this is a primary offering to be conducted on a delayed basis, which the company is not permitted to do under Rule 415. Accordingly, please revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering, and name the selling shareholders as underwriters. In the alternative, significantly reduce the number of the shares being offered. If you possess a more recent calculation of your public float, please advise us. If, based upon your calculation, the number of shares registered for resale has decreased significantly, to less than 85% of your public float, please revise your registration statement to reflect the following disclosures in your next amendment.

Response to No.1

The Company has significantly reduced the number of shares to be offered and amended Amendment No. 3 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment.

Imperium Master Fund Profit, page 53

2.
We note your response to prior comment number seven. References to our comments in your disclosure will be confusing to investors. Please remove such references. In addition you should remove the last entry to the table because the conversion/exercise prices were set above the market price at the time of issuance.

Response to No.2

The Company has revised its response to prior comment No. 7 and removed the last entry from the table of Amendment No. 3 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment.

3.
Your reference to “Footnote to Comment 7” will be unclear to investors. Furthermore the purpose of your alternative table is unclear. The purpose of our prior comment seven was to show, expressed as a percentage, the cost of capital for the company in the Imperium convertible note and warrant transaction. Your alternative tabular presentation dos not appear to do so because it only includes fees paid by the company and not the interest payments. Pleae revise or advise.

Response to No. 3

The Company has revised its response to Footnote to Comment No. 7 and revised the alternative table of Amendment No. 3 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment

Financial Condition, Liquidity and Capital Resources, page 31

4.
We note your response to prior comment number 14. Please revise your disclosure to include a statement indicating whether management believes the company will have sufficient cash and other financial resources to fund operations and meet obligations for the next twelve months and beyond.

Response to No. 4

The Company has revised its response to prior comment No. 14 of Amendment No. 3 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments. Thank you.
Very truly yours, /s/ Darrin M. Ocasio